Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nxt-ID, Inc.:

We consent to the use of our report dated March 6, 2015 with respect to the consolidated balance sheet of Nxt-ID, Inc. and subsidiary as of December 31, 2014 and the related consolidated statements of operations, changes in stockholders’ deficiency, and cash flows for the year then ended, which report has been included herein, and to the reference to our firm under the heading “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1.

Our report dated March 6, 2015 contains an explanatory paragraph that states that the Company has incurred recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Stamford, CT

April 30, 2015